August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”) Registration Statement on Form N-14 File No. 333-288207

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 1, 2025 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on July 29, 2025 (the “Registration Statement”) relating to the issuance of common stock of the Registrant, in connection with the proposed merger of Tortoise Sustainable and Social Impact Term Fund (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the Pre-Effective Amendment No. 1 to the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently herewith to address the comments of the staff, to incorporate the recently filed semi-annual reports of the Funds and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please confirm that Pre-Effective Amendment No. 2 to the Registration Statement will have all blanks completed and all brackets removed.

Response: The Registrant confirms that Pre-Effective Amendment No. 2 to the Registration Statement will have all blanks completed and all brackets removed.

2.	Comment: The Registrant has outstanding shares of preferred stock. Please explain supplementally whether approval of holders of such preferred stock, voting as a separate class, is required pursuant to Section 18(a)(2)(D) of the 1940 Act.

Response: Registrant does not believe that holders of preferred shares are entitled to vote as a separate class pursuant to Section 18(a)(2)(D) because they are not adversely affected by the Merger, including because the Target Fund does not have any preferred shares and, accordingly, no additional preferred shares are being issued in connection with the Merger. Preferred stockholders of record on the record date are entitled to vote on the Share Issuance with holders of common stock.

3.	Comment: In the Q&A, please revise the fifth bullet point in respect to the question “Why is the Merger being recommended by each Board?” to cross-reference the fee and expense table.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

4.	Comment: In the table comparing the non-fundamental principal investment policies of the Funds beginning on page 5 of the Joint Proxy Statement/Prospectus, please state with specificity whether and to what extent the Acquiring Fund can invest in emerging market issuers and securities of non-U.S. issuers for which there is no stated investment policy.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

5.	Comment: Under “Distributions and Dividend Reinvestment Plan” beginning on page 9 of the Joint Proxy Statement/Prospectus, the last sentence of the third paragraph notes that distributions are taxable but does not clarify that distributions representing a return of capital will not be taxable and instead reduce basis. Please revise the disclosure or provide an appropriate cross-reference to clarify.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

6.	Comment: Please incorporate the disclosure regarding the impact of the expiration of the capital loss carryforwards from p. 34 into the “Deferred Tax Liability” footnote in the fee table.

Response: Registrant has revised the fee and expense table to show the Deferred Tax Liability following the expiration of the capital loss carryforwards.

7.	Comment: Given the potential for increases in the Deferred Tax Liability because of the expiration of capital loss carryforwards in November 2025, please confirm that the Deferred Tax Liability shown in the fee table is the highest foreseeable tax liability over the next twelve months. If not, please explain why a higher amount should not be shown in the fee and expense table.

8.	Response: The amount of Deferred Tax Liability shown in the table is the amount currently accrued in the net asset value of the Fund as of the date presented in the table and the amount that is expected to be reflected in the net asset value of the Acquiring Fund at closing. Such presentation also aligns with the semi-annual report dated May 31, 2025, and the materials presented to the Board. Registrant therefor believes this information is material to shareholders because the conversion of shares in the Merger at closing will be based on such net asset value and such numbers formed the basis for the board’s considerations. Restating the Deferred Tax Liability causes a restatement of other numbers in the table, which causes a distortion of all of the numbers presented and causes the table to no longer represent actual operating expenses of the Fund for the period presented. Registrant also notes that estimating the tax liability that could be paid during the recognition period is highly speculative given the variables involved. Accordingly, Registrant is not comfortable restating actual expenses of the Fund, which Registrant believes are a reasonable estimate of Fund operating expenses. To address the staff’s comment, Registrant has added disclosure regarding the low and high range (0.59%-1.87%) of potential Deferred Tax Liability that could be accrued through November 30, 2027 (the last date for tax liability related to the conversion) to the footnote in the table. Registrant has also disclosed that the Deferred Tax Liability would be reduced to zero after such date.

9.	Comment: Please explain whether the Boards considered the timing of the expiration of the capital loss carryforwards in approving the Merger and add appropriate disclosure to the extent necessary.

Response: The Boards considered the potential tax liability of TYG that would apply to the combined fund, as well as the level and expiration dates of capital loss carryforwards. The Board also considered that, since the conversion date, the Adviser has managed the portfolio in a manner designed to mitigate tax liability. Disclosure to this effect has been added.

Please contact the undersigned at 312-609-7661 or Adam Goldman at 312-609-7731 if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Adam S. Goldman, Associate, Vedder Price P.C.